May 27, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention: Celia	A. Soehner, Examiner

  Kevin Kuhar, Staff Accountant

  Jeffrey Jaramillo, Accounting Branch Chief

  Mary Beth Breslin, Senior Attorney

Re:	Acceleration Request of GenMark Diagnostics, Inc.

Registration Statement on Form S-1 (File No. 333-165562)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GenMark Diagnostics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 10:00 a.m., Eastern Time, on Friday, May 28, 2010, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Michael Kagnoff of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6722 or by facsimile at (858) 638-5122.

Very truly yours, GenMark Diagnostics, Inc.

By:	/s/ Steven Kemper
Steven Kemper Chief Financial Officer